July 13, 2010

Jon W. Swets
Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

      Re: **Macatawa Bank Corporation**
              Item 4.01 Form 8-K Filed May 21, 2010
              Item 4.01 Form 8-K/A Filed June 3, 2010
              Item 4.01 Form 8-K/A Filed July 12, 2010
              File No. 000-25927

Dear Mr. Swets:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Chris Harley
                    Reviewing Accountant